--------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                               AMENDMENT NO. 2 to
                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           TALK AMERICA HOLDINGS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

               4 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2002 AND
                   5% CONVERTIBLE SUBORDINATED NOTES DUE 2004

                                    U97985AB0
                                    879176AD7
                                    879176AF2
                                    879176AA3


                      (CUSIP Number of Class of Securities)

                              ALOYSIUS T. LAWN, IV
                           TALK AMERICA HOLDINGS, INC.
                                 6805 Route 202
                          New Hope, Pennsylvania 18938
                                 (215) 862-1500
                    (Name, address, and telephone numbers of
                    person authorized to receive notices and
                   communications on behalf of filing persons)
                                   Copies to:
                        ---------------------------------
                           Jonathan C. Stapleton, Esq.
                                 Arnold & Porter
                                 399 Park Avenue
                            New York, New York 10022
                               Tel: (212) 715-1111
                               Fax: (212) 715-1399
                        ---------------------------------
                            CALCULATION OF FILING FEE

   TRANSACTION VALUATION(1)                   AMOUNT OF FILING FEE(2)
      ----------------                           ----------------
       $79,937,000                                   $5,329.13


(1) Estimated for the purposes of calculating the amount of the filing fee only. The amount assumes the exchange by Talk America Holdings, Inc. ("Talk America") of an aggregate of (i) $61,844,000 principal amount of its 4 1/2% Convertible Subordinated Notes due 2002 for either: (a) $1,000 in principal amount of its new 12% Senior Subordinated PIK Notes due 2007 for each $1,000 in principal amount of notes tendered or (b) $600 principal amount of its new 8%

Convertible Senior Subordinated Notes due 2007 and $100 in cash for each $1,000 in principal amount of notes tendered; and (ii) $18,093,000 principal amount of its 5% Convertible Subordinated Notes due 2004 for $1,000 in principal amount of its new 12% Senior Subordinated PIK Notes due 2007 for each $1,000 in principal amount of notes tendered. Talk America will extend the Exchange Offers to all holders of its outstanding existing notes. Talk America has an accumulated capital deficit. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of one-third of the principal amount of the securities proposed to be acquired.

(2) Previously Paid

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         N/A              Filing Party:          N/A
                           -------------                           -------------
Form or Registration No.:       N/A              Date Filed:            N/A
                           -------------                           -------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| third-party tender offer subject to Rule 14d-1.

|X| issuer tender offer subject to Rule 13e-4.

|_| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                         AMENDMENT NO. 2 TO SCHEDULE TO

         Talk America Holdings, Inc. ("Talk America"), hereby amends and supplements its Tender Offer Statement on Schedule TO, originally filed on February 22, 2002 ("Schedule TO"). This Amendment No. 2 to Talk America's Schedule TO is filed for the purpose of correcting the form of press release filed as Exhibit (a)(5)(a) and the Revised Notice of Guaranteed Delivery filed as Exhibit (a)(1)(k). Except as amended hereby, all of the terms of the Exchange Offers and all disclosure set forth in the Schedule TO and Amendment No. 1 thereto previously filed remain unchanged.




ITEM 12. EXHIBITS.
         (a)      (1)(k)    Revised Notice of Guaranteed Delivery.(1)

         (a)      (5)(a)    Press release (1)

         ---------------
         (1) Filed herewith.


                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                      TALK AMERICA HOLDINGS, INC.

                                      By: /s/  Aloysius T. Lawn IV
                                          --------------------------------------
                                          Name:  Aloysius T. Lawn IV
                                          Title:  EVP-General Counsel and
                                                     Secretary

Date March 5, 2002